December 20, 2017

Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
U.S. Securities and Exchange Commission

Dear Sir/Madam:

Re: Notice of Change of Micromem Technologies Inc.

We have read the Notice of Micromem Technologies Inc. dated December 20, 2017 and are in agreement with the statements contained in such Notice, except that we have no basis to agree or disagree with the statement that there have been no reportable events and no disagreements between the Company and the Former Auditors.

Yours very truly,

Chartered Professional Accountants
Licensed Public Accountants